Exhibit 99.1

Glass House Brands to Participate in the 37th Annual ROTH Conference on March 16-18, 2025

LONG BEACH, CA and TORONTO, March 10, 2025 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., announced today its participation in the 37th Annual ROTH Conference to be held on March 16- 18, 2025 in Dana Point, California.

The Company’s Chief Financial Officer, Mark Vendetti will participate in a fireside chat hosted by Bill Kirk, Managing Director and Senior Research Analyst at ROTH covering Beverages, Cannabis and Food Retail on Monday, March 17th, 2025, at 2:00pm PT / 5:00pm ET. A live webcast of their discussion will be available here or on the Glass House Brands Investor Relations site: https://glasshousebrands.com/news-events/events-and-webcasts/.

In addition, Mr. Vendetti will hold 1x1 meetings with institutional investors during the conference.

For more information or to schedule a meeting, please contact GlassHouseIR@kcsa.com.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through Its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

For further information, please contact:

Glass House Brands Inc.

Jon DeCourcey, Vice President of Investor Relations

T: (781) 724-6869

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: (212) 896-1233

E: GlassHouse@kcsa.com